Mail Stop 6010								February 17,
2006

James Arabia
Chief Executive Officer
Naturewell Incorporated
110 West "C" Street
13th Floor
San Diego, CA 92101
Fax: (619) 234-0200

Re:	Naturewell, Incorporated
Revised Proxy Statement on Schedule 14C, filed February 10, 2006
File No. 0-26108

Dear Mr. Arabia:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A
General

1. We note your response to our comment regarding incorporation by reference. However, although you have not discussed the language contained in Item 13(b)(2) of Schedule 14A directly, it appears that your position is that the Item does not apply because the information contained in the annual report is not material to the exercise of prudent judgment and so you are no longer planning to incorporate these documents by reference. Please be advised that we are providing no comfort as to whether financial statements are required to be incorporated by reference Instruction 1 of Item 13. Furthermore, in future filings where you incorporate documents the requirements of Item 13(b)(2) will apply.

2. Please relocate the section entitled "Interests of Certain Persons in Matters to be Acted Upon" so that it follows the section entitled
"The Second Amendment to the Certificate of Incorporation". This information in this section is closely related to the amendments to the certificate.

Purpose& Effect of Enacting the Second Amendment

3. Please revise the last sentence to state, if true, that you have no plans to issue the additional shares of common stock that will be authorized after passage of the second amendment to the certificate.

4. Expand this last paragraph to disclose assuming the passage of the second amendment:

* the number of shares that will be authorized,
* the number of shares that will be issued,
* the number of shares that will be reserved pursuant to the terms of all warrants, convertibles, options etc. as well as any contractual obligations to issue shares, and
* the number of shares that will be unissued & unreserved for issuance.


Outstanding and Issuable Securities and Voting Rights
Series C Preferred Stock

5. In the second paragraph of this section disclose the cash proceeds the registrant received and clarify the use(s) of these proceeds from the sale of the preferred shares to Mr. Arabia. If the registrant did not receive cash explain the nature and amount of all forms of none cash consideration the company received.

6. In the second paragraph please expand romanette (iii) to explain the specific obligations to Mr. Arabia to which you refer.

7. In the same paragraph disclose the conversion price of the Preferred Stock issued to Mr. Arabia and compare it to the market price(s) of your common stock at the time you issued it. Also state the number of shares of common stock Mr. Arabia would receive upon conversion of the preferred stock into which the preferred stock may be converted.

Convertible Notes

8. In the second bullet we understand that Mr. Arabia holds
$190,000
of the senior convertible debt. Please clarify whether Mr. Arabia holds any or all of the additional $1,093,904 of the senior convertible debt. State the conversion price(s) of all series of convertible debt issued to Mr. Arabia and the number of shares into which he may convert them. Also, compare the conversion price(s)
of
the convertible notes held by Mr. Arabia to the market price(s) on the date(s) the registrant issued each of the convertible debt
securities to Mr. Arabia.   If more practicable, you may consider
using ranges of prices,

Security Ownership of Certain Beneficial Owners and Management

9. You should present your table as of the latest practicable ate. We note the table now reads as of November 18, 2005. Please revise accordingly.

      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Please contact Zafar Hasan, Attorney-Advisor, at (202) 551-
3653, or me at (202) 551-3678 with any comments or questions regarding this comment letter.

								Sincerely,





								Jeffrey P. Riedler
								Assistant Director

Sebastian Weiss
Sichenzia Ross Friedman & Ference LLP
1065 Avenue of the Americas,
New York, New York 10018
Fax: (212) 930-9725
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